

Mail Stop 3030

October 2, 2015

Via E-mail
Xingxue Tong
Chief Executive Officer
LDK Solar CO., Ltd.
High-Tech Industrial Park, Xinyu City
Jiangxi Province 338032, People's Republic of China

> **Re:** **LDK Solar CO., Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed September 25, 2015**
> **File No. 333-205446**

Dear Mr. Tong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2015 letter.

Selling Securityholders, page 29

1. Please reconcile the number of securities in the table on page 29 with the number of securities identified in the fee table on the facing page of this registration statement.

2. Please revise the table on page 29 to clarify the number of ordinary shares underlying the offered notes that are being offered by each selling security holder via this registration statement.

Signatures, page II-3

3.   We note the revision to the last signature on page II-3. Please clarify who signed your registration statement in the capacity of controller or principal accounting officer. See Signatures Instruction 1 to Form F-3.

Exhibit 8.2

4.   We note your response to prior comment 3. However, we also note that counsel's opinion as reflected in your disclosure beginning on page 31 continues to use the term "should" in several circumstances without making clear why a "will" opinion cannot be given and describing the degree of uncertainty. For example, we note that the term "should" in the last paragraph on page 31 and in the second paragraph on page 32. Please filed a revised opinion accordingly, and provide risk factor or other appropriate disclosure setting forth the risks of each such uncertain tax matter.

5.   We note that counsel's opinion as reflected in your disclosure beginning on page 31 is stated in terms of "if" you are a resident enterprise. It remains unclear what counsel's opinion is with regard to your "resident enterprise" status. Please file an opinion that clearly indicates counsel's conclusions. For guidance if counsel's opinion is subject to uncertainty, please see Section III.C.4 of Staff Legal Bulletin No. 19 (October 14, 2011).

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Timothy Li, Esq.
        Sidley Austin LLP